

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2006

Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

      Re: **Gulfport Energy Corporation**
               Form 10-KSB for the Fiscal Year Ended December 31, 2005
               Filed March 31, 2006
               Form 10-QSB for the Quarter Ended September 30, 2006
               Filed November 13, 2006
               File No. 0-19514

Dear Mr. Moore:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and Form 10-QSB for the Quarter Ended September 30, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 23

1.   Your disclosure states that you capitalized costs associated with workover and
        recompletion activities on existing wells. Regulation S-X Rule 4-10 (c)(5)
        requires the expensing of such costs. Please tell us why you believe this does not
        apply to you.

Note 4 – Property and Equipment, page F-12

2.   We note your disclosure on page F-25 indicating that your estimate of future
        development and abandonment costs increased from $127 million at December
        31, 2004 to $174 million at December 31, 2005. We also see that a large portion
        of your proved reserves are undeveloped, although you do not show a comparable
        increase in undeveloped reserves for this period. Tell us the reasons for the
        increase depicted in your table; please be specific as to the nature of the changes
        and quantify the various factors involved. Please also submit a schedule showing
        your computations of DD&A for each period presented in the report, having detail
        sufficient to show how you have taken into account the property costs capitalized,
        production levels, reserve estimates and future development costs in arriving at
        your expense figures for each period. Please reconcile the amounts to those
        reported in your financial statements.

Note 5 – Other Assets, page F-13

3.   We note you purchased a 23.5% ownership interest in Tatex Thailand II LLC in
        March 2005. Your policy disclosure for investments on page F-8 suggests that
        you are accounting for this investment under the equity method. However, your
        supplemental information on oil and gas exploration and production activities on
        page F-23 does not include any information for equity method investees. It
        appears the guidance in paragraphs 14(c), 20, 23, 29 and 32 of SFAS 69 would
        apply.

Note 13 – Financial Instruments and Hedging Activities, page F-19

4.   You disclose that 540,000 barrels of estimated future production were hedged at
        December 31, 2005. It would be helpful to have also disclosed the percentage of

your estimated production for the coming year that was covered by these fixed-price contracts.

Note 14 – Related Party Transactions, page F-21

5. We note that you are reimbursed for salaries and benefits of certain personnel who perform management and administrative services for affiliate companies. Given that you are utilizing the full cost method of accounting for your oil and gas activities, there are certain limitations on the recognition of income related to contractual services performed on behalf of investors in oil and gas producing activities that are managed by you or an affiliate; or in connection with properties in which you or an affiliate hold an ownership or other economic interest. Tell us how you have evaluated the various facets of your arrangement and the implications of the guidance in Rule 4-10(c)(6)(iv) of Regulation S-X. Modify your disclosure sufficiently to clarify whether the reimbursements also entail a fee for the services that you provide, or if they are set only to recover your costs.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions
regarding comments on the financial statements and related matters.   Please contact me
at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief